SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kid Brands Inc.

(Name of Issuer)

Common Stock, $0.10 stated value

(Title of Class of Securities)

49375T100

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street Floor 39, Tower 45
New York, NY 10036
212-478-0000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Adam Fleisher, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

June 10, 20108

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49375T100
	1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
	3	SEC USE ONLY
	4	SOURCE OF FUNDS (See Instructions) N/A
	5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
	12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUTN IN ROW (11) 0.0%
	14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 49375T100
	1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
	3	SEC USE ONLY
	4	SOURCE OF FUNDS (See Instructions) N/A
	5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
	12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUTN IN ROW (11) 0.0%
	14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 49375T100
	1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
	3	SEC USE ONLY
	4	SOURCE OF FUNDS (See Instructions) N/A
	5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,000
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000
	12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUTN IN ROW (11) 0.0%
	14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 49375T100
	1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.. OF ABOVE PERSON David E. Shaw
	2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
	3	SEC USE ONLY
	4	SOURCE OF FUNDS (See Instructions) OO
	5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,000
	11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000
	12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
	13	PERCENT OF CLASS REPRESENTED BY AMOUTN IN ROW (11) 0.0%
	14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.   Security and the Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed by D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Laminar, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on August 18, 2006, with the Securities and Exchange Commission (the “SEC”).  The principal executive offices of the Issuer (formerly known as Russ Berrie and Company, Inc.) are located at 1800 Valley Road, Wayne, New Jersey 07470.  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

 Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Amendment, as follows:

Options to purchase 15,000 shares of Common Stock were issued on each of December 27, 2007, July 10, 2008, and September 22, 2009 to Lauren Krueger, a former DESCO LP employee, in consideration of her service as a member of the Issuer’s board of directors.  Lauren Krueger’s board service terminated as of March 30, 2010 in connection with her resignation from DESCO LP on March 31, 2010.  All these options will expire on June 28, 2010.  Of these options to purchase 45,000 shares of Common Stock, options for 9,000 shares of Common Stock are vested as of the date hereof, as further described in Item 5.

As described in Forms 4 filed by Ms. Krueger, under an agreement with DESCO LP, Ms. Krueger is deemed to hold the options for the benefit of DESCO LP, and must exercise or otherwise dispose of such options solely upon the direction of DESCO LP.  To the extent they are vested, DESCO LP is entitled to the shares of Common Stock due upon exercise of the options.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Amendment, as follows:

On June 10, 2010, Laminar and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC (“Roth”) pursuant to which Laminar agreed to sell its 4,399,733 shares of Common Stock (the “Laminar Shares”) to Roth, as underwriter, for a purchase price of $6.96 per share, less a non-accountable expense reimbursement of 1.5% of the gross proceeds.  It is anticipated that the sale of the Laminar Shares pursuant to the Underwriting Agreement will be completed on June 15, 2010.  The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of such agreement, which is incorporated herein by reference in response to this Item 4, and which has been attached as Exhibit 4 to this Schedule 13D.  The offer and sale of the Laminar Shares is being carried out pursuant to Laminar’s resale registration rights in the Investors’ Rights Agreement and the resale registration statement related to the Laminar Shares filed by the Issuer with the Securities and Exchange Commission on Form S-3.

Pursuant to the Investors’ Rights Agreement, which is incorporated herein by reference in response to this Item 4, and which was attached as Exhibit 5 to the Schedule 13D filed on August 18, 2006, because the aggregate number of shares of the Common Stock held by the Reporting Persons will fall below 1,500,000 shares (as adjusted to reflect any stock split, stock dividend or other distributions or recapitalizations made by the Issuer to holders of the Common Stock) as a result of the transaction described above, Laminar will cease to have any rights under the Investors’ Rights Agreement to designate any persons to be nominated for election as members of the Board, and the Issuer will no longer be obligated to nominate or facilitate the election of any designee of Laminar.

Item 5.   Interest in Securities of the Issuer

Paragraphs (a), and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, with effect from the date of this Amendment, as follows:

(a) (b) Based upon the Issuer’s Preliminary Prospectus Supplement dated June 9, 2010 to the Prospectus dated March 24, 2010, there were 21,546,174 shares of Common Stock issued and outstanding as of June 7, 2010.  The 9,000 shares of Common Stock beneficially owned by DESCO LP (the “DESCO LP Shares”) are attributable to 9,000 shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options as further described below.  As a result of the matters described in Item 4, Laminar no longer beneficially owns any shares of Common Stock.

As described in Item 3 above, on December 27, 2007, Ms. Krueger was granted options to purchase 15,000 shares of Common Stock in consideration of her service as a member of the Issuer’s board of directors.  Of these options for 15,000 shares of Common Stock, options for 3,000 shares of Common Stock vested on December 27, 2008, options for 3,000 shares of Common Stock vested on December 27, 2009, and the remaining options for 9,000 shares of Common Stock will expire on June 28, 2010 before vesting.

Similarly, on July 10, 2008, Ms. Krueger was granted options to purchase 15,000 shares of Common Stock in consideration of her service as a member of the Issuer’s board of directors.  Of these options for 15,000 shares of Common Stock, options for 3,000 shares of Common Stock vested on July 10, 2009, and the remaining options for 12,000 shares of Common Stock will expire on June 28, 2010 before vesting.

On September 22, 2009, Ms. Krueger was granted options to purchase 15,000 shares of Common Stock in consideration of her service as a member of the Issuer’s board of directors.  All of these options for 15,000 shares of Common Stock will expire on June 28, 2010 before vesting.

As described in Forms 4 filed by Ms. Krueger, under an agreement with DESCO LP, Ms. Krueger is deemed to hold the options for the benefit of DESCO LP, and must exercise or otherwise dispose of such options solely upon the direction of DESCO LP.  To the extent they are vested, DESCO LP is entitled to the shares of Common Stock due upon exercise of the options.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the DESCO LP Shares.  DESCO, Inc. does not own any Common Stock directly and disclaims beneficial ownership of the DESCO LP Shares.

David E. Shaw does not own any shares of Common Stock directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the DESCO LP Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the DESCO LP Shares.  David E. Shaw disclaims beneficial ownership of the DESCO LP Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than those set forth in this Item 5.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As described in Item 4, Laminar and the Issuer entered into the Underwriting Agreement on June 10, 2010 with Roth pursuant to which Laminar agreed to sell its 4,399,733 shares of Common Stock to Roth, as underwriter, for a purchase price of $6.96 per share, less a non-accountable expense reimbursement of 1.5% of the gross proceeds.  It is anticipated that the sale of these shares will be completed on June 15, 2010.

Paragraph (d) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(d) Other than with respect to the DESCO LP Shares that DESCO LP has the right to acquire upon the exercise of vested stock options, no person other than DESCO LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the DESCO LP Shares.

Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As a result of the matters described in Item 4, the Reporting Persons cease to be the beneficial owners of five percent or more of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

DESCO LP is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”).  Valence maintains an open short position of 110,600 shares of Common Stock.  This short position does not give Valence or the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer.

The short position disclosed above existed at the date of filing of the initial Schedule 13D but disclosure of such was inadvertently omitted from the initial Schedule 13D.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.        Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated June 10, 2010.

Exhibit 4	Underwriting Agreement, by and among, Kid Brands, Inc., D. E. Shaw Laminar Portfolios, L.L.C. and Roth Capital Partners, LLC, dated June 10, 2010.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:                      June 10, 2010

D. E. Shaw Laminar Portfolios, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw